Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C.  20549

April 15, 2002

Dear Sir/Madam:

We have read Item 4 included in the Form 8-KA dated April 15, 2002 of RateXchange Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in the second, third and fourth paragraphs as they relate to matters between RateXchange Corporation and Arthur Andersen LLP. As to paragraph one, we do not have information sufficient to comment upon its contents, other than to confirm our receipt of the notice of change on April 2, 2002 from RateXchange Corporation.

Very truly yours,


ARTHUR ANDERSEN LLP


By
    Jeffrey M. Jarczyk

cc: Mr. D. Jonathan Merriman, Chief Executive Officer, RateXchange Corporation Mr. Gregory S. Curhan, Chief Financial Officer, RateXchange Corporation